XCPCNL Business Services Corp.

4125 Clemmons Road, Suite 289

Clemmons, North Carolina 27012

September 30, 2022

VIA EDGAR

Rucha Pandit

Office of Trade & Services

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	XCPCNL Business Services Corp. (the “Company”)

Post-qualification Amendment No. 2 to

Offering Statement on Form 1-A (the “Post-Qualification Amendment”)

Filed September 27, 2022

Commission File No. 024-11707

Dear Ms. Pandit:

On behalf of the Company, I respectfully request that the qualification date of the Post-Qualification Amendment be accelerated and that the Post-Qualification Amendment be declared qualified Monday, October 3, 2022, at 3:00 p.m. EDT, or as soon thereafter as is reasonably practicable.

In making this request, the Company represents that the Post-Qualification Amendment will be approved in the State of New York, upon qualification by the Securities and Exchange Commission (the “Commission”), and acknowledges the following:

-	should the Securities and Exchange Commission (the “Commission”) or the Staff, acting pursuant to delegated authority, declare the filing qualified, it does not foreclose the Commission from taking any action with respect to the filing;

-	the action of the Commission or the staff, acting pursuant to delegated authority, to declare the filing qualified does not relieve the Company from its full responsibility for the adequacy and accuracy of disclosure in the filing; and

-	the Company may not assert staff comments and/or qualification as a defense in any proceeding initiated by the Commission or any person under the federal securities law of the United States.

Very truly yours,

/s/ Timothy Matthews

Timothy Matthews

Chief Executive Officer

XCPCNL Business Services Corp.